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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2022
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FORM 12b-25	SEC FILE NUMBER
333-150332

NOTIFICATION OF LATE FILING	CUSIP NUMBER
205650104

(Check One):

☑ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2019

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

COMSovereign Holding Corp.
Full Name of Registrant

Former Name if Applicable

5000 Quorum Drive, Suite 400
Address of Principal Executive Office (Street and Number)

Dallas, TX 75254
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K (the “Annual Report”) for the year ended December 31, 2019 could not be filed in a timely manner without unreasonable effort and expense. The five acquisitions completed by the Registrant’s subsidiary, ComSovereign Corp. (“ComSovereign”), as a privately-held company in 2019, require complex outside valuations and purchase price allocations in order to comply with U.S. GAAP accounting principles. This has required considerable effort, time and expense outside the normal course of the Registrant’s annual public company accounting and reporting practices. These complexities have been compounded by the delays and challenges caused by the COVID-19 pandemic and its impact on the auditor’s ability to complete the related audit field work. In light of the above, the Registrant requires additional time to review and prepare certain information for its audited financial statements but expects to file the Annual Report within the time period permitted by SEC Rule 12b-25.

The Registrant previously announced in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 27, 2020, that it would be relying on the SEC’s March 25, 2020 Order (Release No. 34-88465), which extended the due date for its Annual Report to May 14, 2020.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel L. Hodges

5000 Quorum Drive, Ste. 400

Dallas, TX 75254

(904) 834-4400

(2)	Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, on November 27, 2019, the Registrant completed its acquisition of ComSovereign in a stock-for-stock transaction with a total purchase price of approximately $75 million (the “ComSovereign Acquisition”). The ComSovereign Acquisition was treated as a reverse acquisition for accounting purposes under U.S. GAAP with ComSovereign as the accounting acquirer and the Registrant as the accounting acquiree. As a result, the Registrant’s consolidated financial statements to be included in the Annual Report will be those of ComSovereign from the date of its incorporation (January 10, 2019) through December 31, 2019. The operations of the Registrant’s pre-acquisition business, which consisted primarily of the operations of the Registrant’s subsidiary, Drone Aviation, will be included in the Registrant’s consolidated operating results only from the date of acquisition of ComSovereign, November 27, 2019.

As a result of the treatment of the ComSovereign Acquisition as a reverse acquisition for accounting purposes under U.S. GAAP, the Registrant anticipates that its Form 10-K for the fiscal year ended December 31, 2019 will contain results of operations that reflect a significant change from the fiscal year ended December 31, 2018.  However, the Registrant cannot reasonably estimate the results of operations to be reported in the Form 10-K until the Registrant completes its consolidated financial statements and such statements are reviewed by the Registrant’s independent auditor.

COMSOVEREIGN HOLDING CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2020	By:	/s/ Daniel L. Hodges
Daniel L. Hodges
Chairman and Chief Executive Officer